
83
92
No toxic additives
Climate friendly
Added sugar
ORGANIC RAW & UNFILTERED HONEY
PARTAKE
Chocolate Chip
PORTLAND
BOOM CHICK POP

Galen K. (He/Him) · 3rd

Founder @GreenChoice 🌱 the grocery search engine & marketplace for conscious consumers

Talks about #food, #impact, #climateaction, #sustainability, and #entrepreneurship

Providence, Rhode Island, United States · **Contact info**

1,955 followers · 500+ connections

GreenChoice

Brandeis International Business School

Experience

CEO & Founder
GreenChoice
Mar 2018 – Present · 3 yrs 11 mos
Somerville, Massachusetts, United States

A grocery search engine & marketplace for conscious consumers with dietary needs.

Named by Google as one of the 3 "Best Apps for Good".

Evaluating the health & climate impacts of 360K food & beverage products (and counting).

www.greenchoice.market

This grocery shopping site lets you filter onli...

Offset Your Groceries: GreenChoice Is Makin...

Doing, Learning, Reflecting, Sharing
G12
Sep 2017 – Present · 4 yrs 5 mos

Featured on Forbes, CNN, MarthStewart.com, VentureCafe, From the Dorm to the Board Room, StartHub, Good Press, and more.

Batch 4
Katapult Accelerator
Mar 2020 – Aug 2020 · 6 mos

Global tech impact accelerator based in Oslo, Norway.

Top 1% of applicants; accepted to Batch 4.

Katapult Portfolio - Batch 4

Community Development Board Fellow
Southwest Boston Community Development Corporation (SWBCDC)
Sep 2017 – Dec 2017 · 4 mos
Hyde Park, Boston, MA

Built a database of financing resources available to SWBCDC to support a project financing decision tree designed to quickly screen the financial feasibility of a potential acquisition or development project.

Graduate Teaching Assistant
Brandeis International Business School
Aug 2017 – Dec 2017 · 5 mos
Waltham, Massachusetts

Taught, mentored and evaluated students in "Management Communication", a course designed to foster M.B.A students' business communication skills and engage them in the art of persuasion.

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Education

Brandeis International Business School
Master of Business Administration - MBA, Sustainability
Activities and Societies: Earl W. Kazis '55 Fellow

Brandeis University
Bachelor of Arts - BA, International & Global Studies, and Business; Specialized in Real Estate & Environmental Studies

- Varsity Men's Soccer
- Varsity Track & Field, 100m/200m/4x100m
- Semester Abroad in Lima, Peru
- Semester leave of absence to stay and work in Lima, Peru

Pontificia Universidad Católica del Perú
International Student
Activities and Societies: Jugaba para "la selección" de fútbol de la universidad

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Volunteer experience

ESL Teacher
Waltham Family School, Waltham, MA.
Feb 2014 – Dec 2014 · 11 mos
Education